

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 29, 2017

Via E-mail
Tyler B. Wilson, Esq.
General Counsel
MagneGas Corporation
11885 44th Street North
Clearwater, FL 33762

  Re: MagneGas Corporation
    Amendment No. 1 to Registration Statement on Form S-3
    Filed August 14, 2017
    File No. 333-

Dear Mr. Wilson:

  We have limited our review of your amended registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. We note your disclosure that the Series C Convertible Preferred Stock offered by the selling securityholders may be sold at market prices prevailing at the time of sale, that there is currently no existing market for these shares and that these shares will not be listed on a national securities exchange. Because there is no existing market for your Series C Convertible Preferred Stock, revise to disclose the fixed price at which the selling securityholders will sell these shares.

       Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Thomas Levato, Esq.
       Goodwin Procter LLP